EXHIBIT 11

UST LIQUIDATING CORPORATION
COMPUTATION OF NET INCOME PER SHARE

	YEARS ENDED JUNE 30,
	2003	2002

Net loss	$(13,000)	$(760,000)
Allocation of net loss to preferred shareholders in connection with liquidation preference	13,000	760,000

Net loss applicable to common shareholders	$0	$0

Basic and diluted earnings loss per common shareholder	$0	$0

Weighted average number of common shares outstanding	22,298,598	22,298,598